EXHIBIT 99.1

Magic Announces Proposed Public Offering of its Ordinary Shares

Thursday, February 27, 2014

OR YEHUDA, Israel, February 27, 2014 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (the “Company”), a global provider of mobile and cloud-enabled application development and business integration platforms, announced today its intention to offer and sell ordinary shares of the Company in an underwritten offering pursuant to its existing shelf registration statement. The Company intends to grant to the underwriters an option to purchase additional ordinary shares of the Company to cover over-allotments in connection with the offering.

The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding of its working capital needs and funding of potential acquisitions.

Barclays Capital Inc. and William Blair & Company, L.L.C. are acting as joint book-running managers for the offering and Maxim Group LLC and H.C. Wainwright & Co., LLC are acting as co-managers for the offering. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The shares described above are being offered by the Company solely pursuant to a registration statement (including a prospectus) previously filed with and subsequently declared effective by the Securities and Exchange Commission, or SEC. A preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.

Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement and the other documents the Company has filed or will file with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, when available, and accompanying base prospectus relating to this offering may be obtained from Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (888) 603-5847, email: Barclaysprospectus@broadridge.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application development and business integration platforms.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Amit Birk, VP M&A and General Counsel

Magic Software Enterprises

Tel: +972 (3) 538 9322

abirk@magicsoftware.com